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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                        Amendment No. 6 and Restatement

                             A. H. BELO CORPORATION
                                (Name of Issuer)

                Series A Common Stock, par value $1.67 per share
                         (Title of Class of Securities)

                                  080555 10 5
                                 (CUSIP Number)


        Check the following box if a fee is being paid with this statement { }. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP No. 080555 10 5

1.      Names of Reporting Person
        S.S. or I.R.S. Identification No.                  Dealey D. Herndon
        of Above Person                                    ###-##-####
________________________________________________________________________________

2.      Check the Appropriate Box                          (a)      { }
        if Member of a Group                               (b)      { }
        (See Instructions)
________________________________________________________________________________

3.      SEC Use Only
________________________________________________________________________________

4.      Citizenship or Place of
        Organization                                       United States
________________________________________________________________________________

Number of        5.      Sole Voting Power                 1,191,350 (1) (2)
Shares           6.      Shared Voting
Benefic-                 Power                             -0-
ially Owned      7.      Sole Dispositive
by Each                  Power                             1,191,350 (1) (2)
Reporting        8.      Shared Dispositive
Person With              Power                             -0-

9.      Aggregate Amount Beneficially
        Owned by Each Reporting Person                     1,191,350 (1) (2)
________________________________________________________________________________

10.     Check Box if the Aggregate Amount
        in Row (9) Excludes Certain
        Shares (See Instructions)                          {X}  See Item 4
                                                                below.
________________________________________________________________________________

11.     Percent of Class Represented
        by Amount in Row 9                                 7.9% (3)
________________________________________________________________________________

12.     Type of Reporting Person                           IN
        (See Instructions)
________________________________________________________________________________





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ITEM 1.

        (a)      Name of Issuer:

                 A. H. Belo Corporation

        (b)      Address of Issuer's Principal Executive Offices:

                 Communications Center
                 Young and Houston Streets
                 Dallas, Texas  75265

ITEM 2.

        (a)      Name of Person Filing:

                 Dealey D. Herndon

        (b)      Address of Principal Business Office, or if none,
                 Residence:

                 2903 Tarry Trail
                 Austin, Texas  78703

        (c)      Citizenship:

                 United States

        (d)      Title of Class of Securities:

                 Series A Common Stock, par value $1.67 per share

        (e)      CUSIP Number:

                 080555 10 5

ITEM 3.

        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

        (a)      { }     Broker or Dealer registered under section 15 of the Act
        (b)      { }     Bank as defined in section 3(a)(6) of the Act
        (c)      { }     Insurance Company as defined in section 3(a)(19) of
                         the Act
        (d)      { }     Investment Company registered under section 8 of the
                         Investment Company Act





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        (e)      { }     Investment Adviser registered under section 203 of the
                         Investment Advisers Act of 1940
        (f)      { }     Employee Benefit Plan, Pension Fund which is subject
                         to the provisions of the Employee Retirement Income
                         Security Act of 1974 or Endowment Fund; see Section
                         240.13d-1(b)(1)(ii)(F)
        (g)      { }     Parent Holding Company, in accordance with Section
                         240.13d-1(b)(1)(ii)(G)  (Note:  See Item 7)
        (h)      { }     Group, in accordance with Section
                         240.13d-1(b)(1)(ii)(H)

ITEM 4.          OWNERSHIP.

        (a)      Amount Beneficially Owned:  1,191,350 (1) (2)

        (b)      Percent of Class:  7.9% (3)

__________________________________

(1) On May 19, 1988, the Issuer distributed one share of Series B Common Stock for each outstanding share of Common Stock (which was redesignated on May 4, 1988 as Series A Common Stock). Series B Common Stock is convertible at any time on a share for share basis into Series A Common Stock. Pursuant to Rule 13d-3(d)(1)(i), the Reporting Person is deemed to be the beneficial owner of the Series A shares into which the Series B shares are convertible, and such Series A shares are included in this number.

(2) Does not include 25,000 Series A shares owned by Mrs. Herndon's husband, 24,614 Series A shares and 24,614 Series B shares that Mrs. Herndon holds as Trustee, and 16,740 Series A shares and 7,090 Series B shares held in trust for the benefit of Mrs. Herndon's sons, as to all shares Mrs. Herndon disclaims beneficial ownership.

(3) Pursuant to Rule 13d-3(d)(1)(i), this percentage has been calculated by including in both the Reporting Person's number of shares beneficially owned and the number of Series A shares outstanding, the number of Series A shares into which the Series B shares beneficially owned by the Reporting Person are convertible, but the number of Series A shares outstanding does not include Series A shares into which Series B shares held by others than the Reporting Person are convertible. Were the percentage calculated by also including in the outstanding Series A shares the number of Series A shares into which Series B shares held by others than the Reporting Person are convertible, the Reporting Person would be deemed to be the beneficial owner of 5.9% of the outstanding Series A shares.





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        (c)      Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote:  1,191,350
                         (1)(2)

                  (ii)   shared power to vote or to direct the vote:  -0-

                 (iii)   sole power to dispose or to direct the disposition of:
                         1,191,350 (1) (2)

                  (iv) shared power to dispose or to direct the disposition of: -0-

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following { }. (See Footnote 3 above.)

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

                 Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable.

ITEM 10.         CERTIFICATION.

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:  February 3, 1994                            /s/ Dealey D. Herndon
                                              ______________________________
                                              Dealey D. Herndon





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